October 22, 2021

VIA EDGAR

Mr. David Orlic
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp. Registration Statement on Form N-2 Filed September 21, 2021 File No. 333-259701

Dear Mr. Orlic and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on October 14, 2021 and October 20, 2021, relating to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on September 21, 2021.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1.          Please provide an updated consent of GECC’s independent registered public accounting firm with the Amended Registration Statement.

RESPONSE:  In response to the Staff’s comment, GECC has filed an updated consent of its independent registered public accounting firm as Exhibit (n)(1) to the Amended Registration Statement.

2.          Consider including headings and cross-references for information required by Form N-2 that is being provided in response to specific form requirements via incorporation by reference.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

Portfolio Companies

3.          Please provide the disclosure required by Item 8.6 of Form N-2.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Investment Management
October 22, 2021

About This Prospectus, page ii

4.          Please confirm that fees and expenses includes the expenses GECC incurred in registering the shares included in the Registration Statement.

RESPONSE:  Expenses incurred in connection with registering the shares will be borne by the selling stockholders or reimbursed to GECC. Accordingly, GECC has not included such expenses in the Fees and Expenses section of the Amended Registration Statement. GECC has updated the Amended Registration Statement to clarify that all expenses will be borne by the selling stockholders or reimbursed to GECC.

Risk Factors, page 33

5.          The asset coverage ratio calculation excludes the GECC 6.50% Notes Due 2022, please supplementally advise whether and how the ratio calculation is consistent with the requirements of the Investment Company Act of 1940 (the “1940 Act”).

RESPONSE: In response to the Staff’s comment, GECC respectfully advises the Staff that, on June 23, 2021, it provided notice to the holders of the 6.50% Notes due 2022 that such notes would be redeemed.  The 6.50% Notes due 2022 were redeemed on July 23, 2021 with the proceeds from GECC’s offering of 5.875% Notes due 2026.  Section 18(e) of the 1940 Act provides that the provisions of Section 18 will not apply to any senior securities issued or sold for the purpose of redeeming any other senior security. A portion of the net proceeds from the offering of 5.875% Notes due 2026 was used to redeem all of the outstanding 6.50% Notes due 2022 and in accordance with Section 18(e), GECC excluded an amount equal to the outstanding aggregate principal amount of the 6.50% Notes due 2022 from the calculation of the asset coverage ratio as of June 30, 2021.  In response to the Staff’s comment, GECC has clarified the narrative regarding the asset coverage ratio calculation in the Amended Registration Statement.

Item 25. Financial Statements and Exhibits, page C-1

6.         Please file the Great Elm License Agreement referenced on page 53 of the Registration Statement as an exhibit to the Registration Statement or explain why it is not required to be filed as an exhibit to the Registration Statement.

            RESPONSE: In response to the Staff’s comment, GECC has included the Great Elm License Agreement as an exhibit to the Amended Registration Statement.

Item 34. Undertakings, page C-5

7.         Please update the Registration Statement to include undertaking 5 in Item 34. of Form N-2.

            RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

*  *  *  *  *

U.S. Securities and Exchange Commission
Division of Investment Management
October 22, 2021

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on October 14, 2021 and October 20, 2021.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:          Rory T. Hood
Jones Day